Back **2015-05-22, 17:12:28, EDT**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Norris.B **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2660607		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	316000		
Date of transaction	2015-05-15		
Nature of transaction	50 - Grant of options		
Number or value of securities or contracts acquired	109000		
Equivalent number or value of underlying securities acquired	109000		
Number or value of securities or contracts disposed of			
Equivalent number or value of underlying securities disposed of			
Unit price or exercise price	4.9900	Currency	Canadian Dollar
Conversion or Exercise price	4.9900	Currency	Canadian Dollar
Date of expiry or maturity	2015-05-14		
Closing balance of securities or contracts held	425000	Insider's calculated balance	
Filing date/time	2015-05-22 17:07:32		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Norris.B **Issuer:** TransGlobe Ener **Security:** PSU Cash

Transaction Number	2660608
Security designation	PSU (Cash)

Opening balance of securities or contracts held	28620		
Date of transaction	2015-05-15		
Nature of transaction	56 - Grant of rights		
Number or value of securities or contracts acquired	27000		
Equivalent number or value of underlying securities acquired	27000		
Number or value of securities or contracts disposed of			
Equivalent number or value of underlying securities disposed of			
Unit price or exercise price	4.9900	Currency	Canadian Dollar
Conversion or Exercise price		Currency	
Date of expiry or maturity	2018-05-14		
Closing balance of securities or contracts held	55620	Insider's calculated balance	
Filing date/time	2015-05-22 17:08:45		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			